U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

 FORTUNA HOLDINGS LTD
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  (Last)                           (First)             (Middle)


P.O. BOX.,   CHARLOTTE HOUSE,  SHIRLEY STREET & CHARLOTTE STREET
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                         (Street)

NASSAU                  BAHAMAS
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   (City)                           (State)              (Zip)

UBUYHOLDINGS,INC.,         UBYH
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2.   Issuer Name and Ticker or Trading Symbol

FORTUNA HOLDINGS, LTD.          IRS  EIN  SSN    Not Applicable
BAZSULY FAMILY L.P.,  Fed EIN   Applied For
WORLDWIDE WEB DESIGNERS, INC.   Fed EIN  65-0930219
STEVE BAZSULY SSN Available on written request by regulatory authorities.

Who deny the existence of any group and who are sometimes collectively referred to as the "Reporting Persons." This Form 4 is a joint filing.

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

JULY  2001

________________________________________________________________________________
4.   Statement for Month/Year



________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [x]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


COMMON                               06-14-01         J             33,650,000    A     $0.001     83,650,000     D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


(7)Sole Voting Power ...........
        FORTUNA HOLDINGS, LTD.                  83,650,000 Common Stock

        FORTUNA HOLDINGS LTD.                   50,000,000 Preferred Stock
        100 votes per share
        STEVEN BAZSULY                           4,975,000 Common Stock

(8)Shared Voting Power                               -


(9)Sole Dispositive Power
        FORTUNA HOLDINGS, INC.                  83,650,000 shares
        STEVEN BAZSULY                           4,975,000 shares

(10)Shared Dispositive Power                         -

(11)Aggregate Amount Beneficially Owned by each Reporting Person

        BAZSULY FAMILY L.P.                     73,650,000 shares
        WORLDWIDE WEB DESIGNERS, INC            10,000,000 shares
        STEVEN BAZSULY                           4,975,000 shares

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses

Fortuna Holdings Ltd., acquired 33,650,000 shares of the Issuer from Swiss Arctic Traders. The transaction was completed June 14th 2001. The Agreements included the assumption of a a $500,000 Promissory Note by Fortuna Holdings; Worldwide Web Designers to Host and Maintain certain Web Sites for an initial twelve month term, concurrently licensed to Swiss Arctic Traders from UbuyHoldings,Inc., and return of 20% of Swiss Arctic Stock registered in the name of Worldwide Web Designers; all in exchange for 33,650,000 shares of common stock.





Dated   August 3rd 2001

Fortuna Holdings, Ltd.
By:/S/JOHN E. KING
-------------------------------------
        John E.J. King, President

Bazsuly Family L.P.
By:/S/Steve Bazsuly
-------------------------------------
        Steve Bazsuly, General Partner

Worldwide Web Designer, Inc.

By:/S/Jennifer Martin
--------------------------------
        Jennifer Martin, President


By:/S/Steven Bazsuly
-----------------------------------
        Steven Bazsuly


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